UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the quarter ended March 31, 2009

Commission File Number: 001-13425
Ritchie Bros. Auctioneers Incorporated
6500 River Road
Richmond, BC, Canada
V6X 4G5
(604) 273 7564
(Address of principal executive offices)

 indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☑
indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PART 1. FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS
ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SIGNATURES

PART 1. FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS
The accompanying unaudited consolidated financial statements do not include all information and footnotes required by Canadian or United States generally accepted accounting principles for a complete set of annual financial statements. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2008, a copy of which has been filed with the U.S. Securities and Exchange Commission. These policies have been applied on a consistent basis.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Operations and Retained Earnings
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	Three months ended
	March 31,
	2009	2008

Auction revenues	$83,675	$81,394
Direct expenses	8,853	10,115

	74,822	71,279
Expenses:
Depreciation and amortization	6,989	5,604
General and administrative	39,818	42,149

	46,807	47,753

Earnings from operations	28,015	23,526
Other income (expense):
Interest expense	(162)	(370)
Interest income	619	1,285
Foreign exchange gain	697	558
Gain (loss) on disposition of capital assets	(45)	93
Other	298	243

	1,407	1,809

Earnings before income taxes	29,422	25,335
Income tax expense:
Current	8,172	8,335
Future	1,371	593

	9,543	8,928

Net earnings	$19,879	$16,407

Net earnings per share (note 6 (d)):
Basic	$0.19	$0.16
Diluted	$0.19	$0.16

Retained earnings, beginning of period	$357,845	$292,046
Net earnings	19,879	16,407
Cash dividends paid	(9,439)	(8,361)

Retained earnings, end of period	$368,285	$300,092

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

	March 31,	December 31,
	2009	2008
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$209,886	$107,275
Accounts receivable	140,037	60,375
Inventory	5,258	9,711
Advances against auction contracts	7,115	285
Prepaid expenses and deposits	7,586	12,088
Other assets	638	752
Income taxes receivable	—	2,674
Future income tax asset	774	780

	371,294	193,940

Capital assets (note 3)	472,504	453,642
Other assets (note 4)	9,604	1,164
Goodwill	39,863	40,233
Future income tax asset	623	509

	$893,888	$689,488

Liabilities and Shareholders’ Equity

Current liabilities:
Auction proceeds payable	$245,288	$62,717
Accounts payable and accrued liabilities	89,625	84,114
Income taxes payable	1,503	—
Short-term debt	278	—

	336,694	146,831

Long-term debt (note 5)	81,135	67,411
Other liabilities	60	60
Future income tax liability	10,740	10,024

	428,629	224,326

Shareholders’ equity:
Share capital (note 6)	94,452	94,366
Additional paid-in capital	14,896	14,355
Retained earnings	368,285	357,845
Accumulated other comprehensive loss	(12,374)	(1,404)

	465,259	465,162

	$893,888	$689,488

Commitments and contingencies (note 7)
See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars)
(Unaudited)

				Accumulated
		Additional		Other	Total
	Share	Paid-In	Retained	Comprehensive	Shareholders’
	Capital	Capital	Earnings	Loss	Equity

Balance, December 31, 2008	$94,366	$14,355	$357,845	$(1,404)	$465,162
Exercise of stock options	86	(6)	—	—	80
Stock compensation tax adjustment	—	15	—	—	15
Stock compensation expense	—	532	—	—	532
Net earnings	—	—	19,879	—	19,879
Cash dividends paid	—	—	(9,439)	—	(9,439)
Foreign currency translation adjustment	—	—	—	(10,970)	(10,970)

Balance, March 31, 2009	$94,452	$14,896	$368,285	$(12,374)	$465,259

Consolidated Statements of Comprehensive Income
(Expressed in thousands of United States dollars)
(Unaudited)

	Three months ended
	March 31,
	2009	2008

Net earnings	$19,879	$16,407
Other comprehensive income (loss):
Foreign currency translation adjustment	(10,970)	5,362
Reclassification to net earnings of foreign currency translation gains	—	(2,153)

Comprehensive income	$8,909	$19,616

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
(Unaudited)

	Three months ended March 31,
	2009	2008

Cash provided by (used in):
Operating activities:
Net earnings	$19,879	$16,407
Items not involving cash:
Depreciation and amortization	6,989	5,604
Stock compensation expense	532	563
Future income taxes	1,371	593
Foreign exchange gain	(697)	(558)
Net (gain) loss on disposition of capital assets	45	(93)
Changes in non-cash working capital:
Accounts receivable	(81,449)	(69,365)
Inventory	4,390	(12,166)
Advances against auction contracts	(6,923)	2
Prepaid expenses and deposits	784	(5,925)
Income taxes receivable	2,807	5,207
Income taxes payable	1,503	—
Auction proceeds payable	182,331	166,968
Accounts payable and accrued liabilities	7,136	(4,640)
Other	(396)	(1,773)

	138,302	100,824
Investing activities:
Capital asset additions	(35,440)	(26,642)
Proceeds on disposition of capital assets	565	525
Increase in other assets	(5,300)	—

	(40,175)	(26,117)
Financing activities:
Issuance of share capital	80	1,795
Dividends on common shares	(9,439)	(8,361)
Issuance of short-term debt	281	936
Issuance of long-term debt	15,000	—
Repayment of long-term debt	—	(68)
Other	15	130

	5,937	(5,568)
Effect of changes in foreign currency rates on cash and cash equivalents	(1,453)	1,328

Increase in cash and cash equivalents	102,611	70,467
Cash and cash equivalents, beginning of period	107,275	150,315

Cash and cash equivalents, end of period	$209,886	$220,782

Supplemental information:
Interest paid	$905	$366
Income taxes paid	3,818	3,057

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2009 and 2008
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008 is unaudited)
1.	Significant accounting policies:
(a)	Basis of presentation:

These unaudited consolidated financial statements present the financial position, results of operations, comprehensive income, changes in shareholders’ equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the “Company’’) and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP’’) applicable to interim financial information and are based on accounting principles and practices consistent with those used in the preparation of the annual consolidated financial statements. These consolidated financial statements are not materially different from those that would be presented in accordance with United States GAAP, except as disclosed in note 9. The interim consolidated financial statements should be read in conjunction with the December 31, 2008 audited consolidated financial statements.

(b)	Revenue recognition:

Auction revenues are comprised mostly of auction commissions, which are earned by the Company acting as an agent for consignors of equipment and other assets, but also include net profits on the sale of inventory, internet and proxy purchase fees, administrative and documentation fees on the sale of certain lots, and auction advertising fees. All revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment and other assets sold at auction. The majority of auction commissions is earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned when the Company guarantees a certain level of proceeds to a consignor. This type of commission typically includes a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract to be sold after a period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (see note 7).

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2009 and 2008
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008 is unaudited)
1.	Significant accounting policies (continued):
(b)	Revenue recognition (continued):

Auction revenues also include net profit on the sale of inventory items. In some cases, incidental to its regular commission business, the Company temporarily acquires title to items for a short time prior to a particular auction sale. The auction revenue recorded is the net gain or loss on the sale of the items.

(c)	Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.
2.	Seasonality of operations:

The Company’s operations are both seasonal and event driven. Auction revenues tend to be highest during the second and fourth calendar quarters. The Company generally conducts more auctions during these quarters than during the first and third calendar quarters. Mid-December through mid-February and July through August are traditionally less active periods.

In addition, the Company’s revenue is dependent upon the timing of such events as fleet upgrades and realignments, contractor retirements, and the completion of major projects, among other things. These events are not predictable and are usually unrelated to fiscal quarters, making quarter-to-quarter comparability difficult.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2009 and 2008
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008 is unaudited)
3.	Capital assets:

		Accumulated	Net book
March 31, 2009	Cost	depreciation	value

Land and improvements	$196,643	$14,584	$182,059
Buildings	174,760	33,874	140,886
Land and buildings under development	92,465	—	92,465
Computer software	26,720	8,974	17,746
Yard equipment	23,908	10,841	13,067
Automotive equipment	18,272	6,892	11,380
Computer equipment	12,649	5,899	6,750
Office equipment	12,652	5,634	7,018
Leasehold improvements	3,415	2,282	1,133

	$561,484	$88,980	$472,504

		Accumulated	Net book
December 31, 2008	Cost	depreciation	value

Land and improvements	$173,901	$13,649	$160,252
Buildings	163,044	35,153	127,891
Land and buildings under development	112,807	—	112,807
Computer software	25,214	8,000	17,214
Yard equipment	21,831	10,424	11,407
Automotive equipment	17,811	6,868	10,943
Computer equipment	11,629	5,418	6,211
Office equipment	11,138	5,519	5,619
Leasehold improvements	3,436	2,138	1,298

	$540,811	$87,169	$453,642

During the three months ended March 31, 2009, the Company capitalized interest of $735,000 (2008 — $607,000) to the cost of land and buildings under development.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2009 and 2008
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008 is unaudited)
4.	Other non-current assets:

	March 31,	December 31,
	2009	2008

Note receivable	$5,204	$—
Long-term prepaids	3,369	133
Asset held for sale	1,031	1,031

	$9,604	$1,164

The note receivable is secured by the underlying property and a neighbouring property, repayable in monthly installments of principal plus interest, with final payment due in 2013.
5.	Long-term debt:

	March 31,	December 31,
	2009	2008

Term loan, unsecured, bearing interest at 5.61%, due in quarterly installments of interest only, with full amount of the principal due in 2011.	$29,941	$29,933

Revolving loan, denominated in Canadian dollars, unsecured, bearing interest at bankers’ acceptance rate plus a margin between 0.65% and 1.00%, due in monthly installments of interest only. The revolving credit facility is available until January 2014.	24,350	25,220

Revolving loan, unsecured, bearing interest at United States prime rate, due in monthly installments of interest only. The revolving credit facility is available until January 2014.	15,000	—

Term loan, denominated in Canadian dollars, secured by a general security agreement, bearing interest at 4.429%, due in monthly installments of interest only, with the full amount of the principal due in 2010.	11,844	12,258

	$81,135	$67,411

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2009 and 2008
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008 is unaudited)
5.	Long-term debt (continued):

As at March 31, 2009, the Company had available committed revolving credit facilities aggregating $175,414,000 (December 31, 2008 — $189,524,000), of which $155,414,000 (December 31, 2008 — $169,524,000) is available until January 2014. The Company also had uncommitted credit facilities aggregating $319,661,000 (December 31, 2008 — $322,792,000), of which $250,000,000 (December 31, 2008 — $250,000,000) expires November 2011.

Subsequent to March 31, 2009, the Company borrowed $47,586,000 under its uncommitted, non-revolving credit facility. This 7-year term loan is denominated in Canadian dollars and bears a fixed interest rate of 6.385%.

6.	Share capital:
(a)	Shares issued:

Common shares issued and outstanding are as follows:

Issued and outstanding, December 31, 2008	104,887,720
Issued for cash, pursuant to stock options exercised	17,000

Issued and outstanding, March 31, 2009	104,904,720

The Company’s common shares were subdivided on a three-for-one basis effective April 24, 2008. Shareholders of record at the close of business on April 24, 2008 received two additional common shares for each common share held at that date. The stock split effectively tripled the number of common shares and stock options outstanding on that date. All share, stock option and per share information in these consolidated financial statements have been restated to reflect the stock split on a retroactive basis.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2009 and 2008
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008 is unaudited)
6.	Share capital (continued):
(b)	Stock option plan:

Stock option activity for the three months ended March 31, 2009 is as follows:

	Common Shares	Weighted Average
	Under Option	Exercise Price

Outstanding, December 31, 2008	2,473,634	$14.23
Granted	932,000	14.50
Exercised	(17,000)	4.68

Outstanding, March 31, 2009	3,388,634	$14.35

Exercisable, March 31, 2009	2,436,624	$14.25

The options outstanding at March 31, 2009 expire on dates ranging to March 5, 2019.
The following is a summary of stock options outstanding and exercisable at March 31, 2009:

		Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Range of	Number	Remaining	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life (years)	Price	Exercisable	Price

$3.89 - $4.35	200,100	2.4	$4.13	200,100	$4.13
$4.44 - $5.18	211,324	3.7	5.14	211,324	5.14
$8.82 - $10.80	615,000	5.4	9.92	615,000	9.92
$14.23 - $14.70	1,464,100	8.8	14.56	523,100	14.67
$18.67	454,800	7.9	18.67	454,800	18.67
$24.39 - $25.76	443,310	8.9	24.41	432,300	24.39

	3,388,634			2,436,624

(c)	Stock-based compensation:

The Company uses the fair value based method to account for employee stock-based compensation awards. During the three-month period ended March 31, 2009, the Company recognized compensation cost of $532,000 (2008 — $563,000) in respect of options granted in 2009 and 2008 under its stock option plan.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2009 and 2008
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008 is unaudited)
6.	Share capital (continued):
(c)	Stock-based compensation (continued):

For the purposes described above, the fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2009	2008

Risk free interest rate	2.5%	2.7%
Dividend yield	2.48%	1.31%
Expected lives	5 years	5 years
Volatility	31.8%	23.0%
The weighted average grant date fair value of options granted during the three months ended March 31, 2009 was $3.74 per option (2008 — $5.27). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

(d)	Net earnings per share:

The computations for basic and diluted earnings per share are as follows:

	Three months ended March 31, 2009
			Per share
	Net earnings	Shares	amount

Basic net earnings per share	$19,879	104,895,776	$0.19
Effect of dilutive securities:
Stock options	—	783,841	—

Diluted net earnings per share	$19,879	105,679,617	$0.19

	Three months ended March 31, 2008
			Per share
	Net earnings	Shares	amount

Basic net earnings per share	$16,407	104,555,118	$0.16
Effect of dilutive securities:
Stock options	—	1,197,867	—

Diluted net earnings per share	$16,407	105,752,985	$0.16

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2009 and 2008
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008 is unaudited)
6.	Share capital (continued):
(d)	Net earnings per share (continued):

For the three months ended March 31, 2009, stock options to purchase 898,110 common shares (2008 — nil) were outstanding but were excluded from the calculation of diluted earnings per share as they were anti-dilutive.
7.	Commitments and contingencies:

The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on its financial position or results of operations.

In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. At March 31, 2009, outstanding guarantees under contract for industrial equipment to be sold prior to the end of the second quarter of 2009 totaled $83,413,000 (December 31, 2008 — $5,829,000 sold prior to the end of the first quarter of 2009). The Company also had guarantees under contract totaling $18,418,000 relating to agricultural auctions to be held prior to the end of the third quarter of 2009 (December 31, 2008 - $12,094,000 to be sold prior to the end of the second quarter of 2009). The outstanding guarantee amounts are undiscounted and before estimated proceeds from sale at auction. No liability has been recorded with respect to these guarantee contracts.

8.	Financial instruments:
(a)	Fair value

Carrying amounts of certain of the Company’s financial instruments, including accounts receivable, auction proceeds payable, accounts payable and accrued liabilities, and short-term debt, approximate their fair values due to their short terms to maturity. The carrying value of the Company’s note receivable approximates its fair value as at March 31, 2009 as the note was issued at market rates. Based on borrowing rates currently available to the Company for loans with similar terms, the fair value of its long-term debt as at March 31, 2009 was approximately $82,150,000 (December 31, 2008 — $69,756,000).

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2009 and 2008
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008 is unaudited)
8.	Financial instruments (continued):
(b)	Financial risk management

The Company is exposed to a variety of financial risks by virtue of its activities, including foreign exchange risk, interest rate risk, credit risk and liquidity risk. The Board of Directors has overall responsibility for the oversight of the Company’s risk management.

Foreign exchange risk

The Company operates internationally and is exposed to currency risk, primarily relating to the Canadian and U.S. dollars, and the Euro, arising from sales, purchases and loans that are denominated in currencies other than the respective functional currencies of the Company’s international operations. The Company also has various investments in non-U.S. dollar self-sustaining operations, whose net assets are exposed to foreign currency translation risk. The Company has elected not to actively manage this exposure at this time. Refer to further discussion in the section entitled Quantitative and Qualitative Disclosure about Market Risk contained in the Company’s Management Discussion and Analysis.

For the three months ended March 31, 2009, with other variables unchanged, a 1% strengthening (weakening) of the U.S. dollar against the Canadian dollar and Euro would impact the Company’s financial statements as follows:
•	increase (decrease) net earnings by approximately $40,000 due to the translation of the foreign operations’ statements of operations into the Company’s reporting currency, the U.S. dollar;

•	increase (decrease) net earnings by approximately $120,000 due to the revaluation of significant foreign currency denominated monetary items; and

•	decrease (increase) other comprehensive income by approximately $2,000,000.
Interest rate risk
The Company’s interest rate risk mainly arises from the interest rate impact on the Company’s cash and cash equivalents and floating rate debt. Cash and cash equivalents earn interest based on market interest rates. As at March 31, 2009, the Company is not exposed to significant interest rate risk on its cash and cash equivalents.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2009 and 2008
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008 is unaudited)
8.	Financial instruments (continued):
(b)	Financial risk management (continued):

Interest rate risk (continued)

The Company’s interest rate management policy is generally to borrow at fixed rates. However, floating rate funding has been used if the terms of borrowings are favorable. The Company will consider utilizing derivative instruments such as interest rate swaps to minimize its exposure to interest rate risk. As at March 31, 2009, approximately 48% of the Company’s borrowings are at floating rates of interest. The weighted average interest rate paid by the Company on its outstanding floating rate borrowings during the three months ended March 31, 2009 was 2.04%.

During the three months ended March 31, 2009, the majority of the Company’s interest was capitalized as it relates to the development of various new auction sites. As a result, changes in interest rates on these borrowings will not materially affect the Company’s net earnings or other comprehensive income until such time as these developments are put into use. For the three months ended March 31, 2009, with other variables unchanged, a 100 basis points or 1% increase or decrease in interest rates would have no significant impact on the Company’s financial statements.

Credit risk

Credit risk is the risk of financial loss to the Company arising from the non-performance by counterparties of contractual financial obligations. The Company is not exposed to significant credit risk on accounts receivable because it does not extend credit to buyers at its auctions, and it has a large diversified customer base. In addition, assets purchased at the Company’s auctions are not normally released to the buyers until they are paid in full. The Company’s maximum exposure to credit risk on accounts receivable at the reporting date is the carrying value of its accounts receivable, less those receivables relating to assets that have not been released to the buyers.

The Company’s credit risk exposure on liquid financial assets, being cash and cash equivalents, is limited since it maintains its cash and cash equivalents in a range of large financial institutions around the world.

The Company limits its credit risk on its note receivable by performing credit verification procedures prior to the issuance of the note receivable. In addition, the note receivable is secured by the underlying property and a neighbouring property, and is monitored on an ongoing basis. To date, the counterparty has not failed to meet its financial obligations to the Company.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2009 and 2008
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008 is unaudited)
8.	Financial instruments (continued):
(b)	Financial risk management (continued):

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by maintaining adequate cash and cash equivalent balances, generally by releasing payments to consignors only after receivables from buyers have been collected. The Company also utilizes its established lines of credit (note 5) for short-term borrowings on an as-needed basis. The Company continuously monitors and reviews both actual and forecast cash flows to ensure there is sufficient working capital to satisfy its operating requirements.
9.	United States generally accepted accounting principles:

The consolidated financial statements are prepared in accordance with Canadian GAAP, which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission.

The amounts in the consolidated statements of operations and comprehensive income that differ from those reported under Canadian GAAP are as follows:

	Three months ended
	March 31,
	2009	2008

Net earnings under Canadian GAAP	$19,879	$16,407
Cumulative translation adjustment on settlement of intercompany loans (a)	—	(2,153)

Net earnings under US GAAP	$19,879	$14,254

Other comprehensive income (loss) under Canadian GAAP	(10,970)	3,209
Cumulative translation adjustment (a)	—	2,153

Other comprehensive income (loss) under US GAAP	$(10,970)	$5,362

Comprehensive income under US GAAP	$8,909	$19,616

Net earnings per share in accordance with US GAAP:
Basic	$0.19	$0.14
Diluted	$0.19	$0.13

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2009 and 2008
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008 is unaudited)
9.	United States generally accepted accounting principles (continued):

The amounts in the consolidated balance sheets that differ from those reported under Canadian GAAP are as follows:

	March 31, 2009		December 31, 2008
	Canadian		Canadian
	GAAP	US GAAP	GAAP	US GAAP

Capital assets (b)	$472,504	$501,505	$453,642	$474,720
Accounts payable and accrued liabilities (b)	89,625	118,626	84,114	105,192
Retained earnings (a)	368,285	353,401	357,845	342,961
Accumulated other comprehensive income (loss) (a)	(12,374)	2,510	(1,404)	13,480
(a)	The Company had a number of outstanding intercompany loan balances where settlement was not planned or anticipated in the foreseeable future, which were considered part of net investments in foreign operations. As such, foreign exchange gains or losses arising from these intercompany loans were reported in the cumulative translation adjustment account. During the three months ended March 31, 2008, a number of the intercompany loans were settled or planned to be settled, which resulted in the reclassification to net earnings of foreign currency translation gains of $2,153,000, inclusive of tax of $68,000. During the year ended December 31, 2008, foreign currency translation gains of $14,884,000, net of tax of $139,000, were reclassified to net earnings. Under US GAAP, the reclassification of the pro rata portion of foreign exchange gains or losses in accumulated other comprehensive income to net earnings only occurs when the reduction in the net investment is the result of a complete sale, or complete or substantially complete liquidation, which has not occurred in this case.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2009 and 2008
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2009 and for the three-month periods ended March 31, 2009 and 2008 is unaudited)
9.	United States generally accepted accounting principles (continued):
(b)	The Company sold its new headquarters building under construction and will lease the property from the purchaser upon construction completion. Under US GAAP, the Company is required to record an asset under construction as prescribed by the Emerging Issue Task Force (“EITF”) 97-10, The Effect of Lessee Involvement in Asset Construction, as the Company is deemed the owner of the construction project during the construction period. Reimbursements from the lessor to the Company during the construction period are recorded as accounts payable and accrued liabilities, as construction is expected to be completed within one year. Upon the completion of construction, a sale-leaseback transaction will occur and the Company will lease the headquarters facility from the lessor. Amounts recorded under asset under construction and accounts payable and accrued liabilities will be derecognized upon completion of construction.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the three-month period ended March 31, 2009 compared to the three-month period ended March 31, 2008. This discussion should be read in conjunction with our unaudited interim consolidated financial statements and notes thereto for the period ended March 31, 2009, and with the disclosures below regarding forward-looking statements and risk factors. You should also consider our audited consolidated financial statements and notes thereto and our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2008, which are included in our 2008 Annual Report on Form 40-F.
The date of this discussion is as of April 30, 2009. Additional information relating to our company, including our Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. Our Annual Report on Form 40-F is available on the SEC’s EDGAR system at www.sec.gov. None of the information on the SEDAR or EDGAR websites is incorporated by reference into this document by this or any other reference.
We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. There are no material measurement differences between those financial statements and the financial position and results of operations that would be reported under generally accepted accounting principles in the United States, or U.S. GAAP, except as described in note 9 to the interim consolidated financial statements. Amounts discussed below are based on our interim consolidated financial statements prepared in accordance with Canadian GAAP and are presented in United States dollars. Unless indicated otherwise, all tabular dollar amounts, including related footnotes, presented below are expressed in thousands of dollars, except per share amounts.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment, selling more equipment to on-site and online bidders than any other company in the world. Our world headquarters are located in Richmond, British Columbia, Canada, and as of the date of this discussion, we operate from over 110 locations in more than 25 countries, including 38 auction sites worldwide. We sell, through unreserved public auctions, a broad range of industrial assets, including equipment, trucks and other assets used in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries. Our purpose is to use unreserved auctions to create a global marketplace for our customers.
We operate mainly in the auction segment of the global industrial equipment marketplace. Our primary target markets within that marketplace are the used truck and equipment sectors, which are large and fragmented. The world market for used trucks and equipment continues to grow, primarily as a result of the increasing, cumulative supply of used trucks and equipment, which is driven by the ongoing production of new trucks and equipment. Industry analysts estimate that the world-wide value of used truck and equipment transactions, of the type of equipment we sell at our auctions, is greater than $100 billion per year. Although we sell more used equipment than any other company in the world, our share of this fragmented market is in the range of 3%.
In recent periods, approximately 80% of the value of the items sold at our auctions were purchased by end users of trucks and equipment (retail buyers), such as contractors, with the remainder being primarily truck and equipment dealers and brokers (wholesale buyers). Consignors to our auctions represent a broad mix of equipment owners, the majority being end users of equipment, with the balance being finance companies, truck and equipment dealers and equipment rental companies, among others. Consignment volumes at our auctions are affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.

We compete directly for potential purchasers of industrial assets with other auction companies. Our indirect competitors include truck and equipment manufacturers, distributors and dealers that sell new or used industrial assets, and equipment rental companies that offer an alternative to purchasing. When sourcing equipment to sell at our auctions, we compete with other auction companies, truck and equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment through private sales.
We have several key strengths that we believe provide distinct competitive advantages and will enable us to grow and make our auctions more appealing to both buyers and sellers of industrial assets. Some of our principal strengths include:
•	Our reputation for conducting only unreserved auctions and our widely recognized commitment to honesty and fair dealing.
•	Our ability to transcend local market conditions and create a global marketplace for industrial assets by attracting diverse audiences of end-user bidders from around the world to our auctions.
•	Our size and financial strength and access to capital, the international scope of our operations, our extensive network of auction sites, and our unparalleled marketing skills.
•	Our ability to enhance our live auctions with technology using our online bidding service, and the Virtual Ramp, which projects equipment photos onto a large screen to allow bidders to view each item as they bid.
•	Our in-depth experience in the marketplace, including our equipment valuation expertise and proprietary customer and equipment databases.
•	Our dedicated and experienced workforce, which allows us to, among other things, enter new geographic markets, structure deals to meet our customers’ needs and provide high quality and consistent service to consignors and bidders.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. When we say “unreserved” we mean that there are no minimum or reserve prices on anything sold at a Ritchie Bros. auction — each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on, buy back or in any way influence the selling price of their own equipment. We maintain this commitment to the unreserved auction process because we believe that an unreserved auction is a fair auction.
We attract a broad base of bidders from around the world to our auctions. Our worldwide marketing efforts help to attract bidders, and they are willing to travel long distances or participate online in part because of our reputation for conducting fair auctions. These multinational bidding audiences provide a global marketplace that allows our auctions to transcend local market conditions, which we believe is a significant competitive advantage. Evidence of this is the fact that in recent periods an average of approximately 60% of the value of equipment sold at our auctions left the region of the sale.
We believe that our ability to consistently draw significant numbers of local and international bidders to our auctions, most of whom are end users rather than resellers, is appealing to sellers of used trucks and equipment and helps us to attract consignments to our auctions. Higher consignment volumes attract more bidders, which in turn attract more consignments, and so on in a self-reinforcing process that has helped us to achieve substantial momentum in our business. During the three months ended March 31, 2009, we had almost 74,000 bidder registrations at our industrial auctions, compared to almost 60,000 in the first quarter of 2008. We received nearly 7,000 industrial asset consignments (typically comprised of multiple lots) in the three months ended March 31, 2009, compared to over 7,000 during the same period in 2008.

In spite of the difficulties being faced by many companies as a result of the current economic environment, we believe our business remains strong. Financial and economic uncertainty acts as an incentive for equipment owners to turn their surplus assets into cash quickly, efficiently and for fair market value, which we believe benefits our business. In addition, at our auctions during the first quarter of 2009, we experienced an increase in the number of bidder registrations; our strategy (please see further discussion below) is designed in part to increase our share of the large and highly fragmented used equipment market, and market share gains tend not to be impacted by economic uncertainty. Also, there is still a significant amount of infrastructure and other construction projects being undertaken around the world, which we believe benefits our business by generating equipment buying and selling activities at our auctions.
In our experience over the last 50 years, when cash flow or credit is tight and there is uncertainty in the market, traditional buyers of new equipment are more likely to look for good quality, late model used equipment, resulting in steady demand for equipment at our auctions. That being said, our customers so far do not appear to be having material difficulty accessing credit to fund their auction purchases.
Although equipment prices generally trended down in the latter half of 2008, the decreases were not dramatic in our opinion, and prices appear to have remained relatively stable to date in 2009. In past downward cycles we have generally seen price decreases more than offset by increased consignment volumes and a changing mix of equipment sold at our auctions. We have re-examined our growth strategy, including operating and capital plans, and overall we continue to believe our business model is well suited to current economic conditions. We also believe that designing and executing our strategy will continue to be a more significant determinant of our ability to grow our earnings than the macro economic environment, in part because our share of the world market for used trucks and equipment is so small, while the market continues to grow in good times and bad with the ongoing sale of new equipment.
Growth Strategies
Our long-term mission is to be the world’s largest marketplace for commercial and industrial assets. Our principal goals are to grow our earnings per share at a manageable pace over the long term while maintaining a reasonable return on invested capital, and to maintain and enhance the Ritchie Bros. culture. Our preference is to pursue sustainable growth with a consistently high level of customer service, rather than targeting aggressive growth and risking erosion of the strong customer relationships and high level of customer service that we believe differentiate us from our competitors.
To grow our business, we are focusing simultaneously on three different fronts, and we believe these three key components of our strategy work in unison.
1.	Our people

People are a key driver of our growth, and one of our key strategies is to build the team that will help us achieve our goals. This includes recruiting, training and developing the right people, as well as enhancing the productivity of our sales force and our administrative support teams by giving them the tools and training they need to be effective. This component of our strategy also includes active succession planning and leadership development, with a focus on developing employees from within our company.

Our ability to recruit, train and retain capable new members for our sales team has a significant influence on our rate of growth. Ours is a relationship business and our Territory Managers are the main point of contact with our customers. We look for bright, hard-working individuals with positive attitudes, and we are committed to providing our people with a great workplace and opportunities to grow with the company and become future leaders of our global team.

2.	Our places

We intend to continue to expand our presence in existing markets and enter new markets, and to expand our international auction site network to handle expected growth in our business. When we talk about markets, we are referring to geographic markets and industry sectors.

Although we expect that most of our growth in the near future will come from expanding our business and increasing our penetration in regions where we already have a presence, such as the United States and Western Europe, we anticipate that emerging markets in developing countries will be important in the longer term. Our sales offices in many of these emerging markets have been established to position us to take advantage of these future growth opportunities and we will continue to invest in frontier markets in the future.

We plan to expand our worldwide network of auction sites, opening an average of at least two new permanent auction sites or regional auction units per year. Our shorter-term focus for this expansion is the United States, Western Europe and Asia. In addition, we intend to continue to hold offsite auctions in new regions to expand the scope of our operations.

We also aim to increase our market share in our core markets of construction, transportation and agricultural equipment, and to sell more assets in categories that are complementary to these core markets. Examples of these complementary categories include mining, forestry and petroleum assets.

3.	Our processes

We are committed to developing and continually refining the processes and systems that we use to conduct our business. We believe that this continuous improvement focus will allow us to grow our revenues faster than our operating costs in the future. We also intend to use technology to facilitate our growth and enhance the quality and service level of our auctions.

Over the past few years, we have made significant progress in developing business processes and systems that are efficient, consistent and scalable, including the successful implementation of a new enterprise resource planning (or ERP) system.
We believe that these three components work together because our people help us to achieve our growth objectives, our places give us focus areas for and the capacity to handle growth, and our processes help us to achieve that growth with efficiency and consistency while continuing to deliver value to our customers.
Operations
The majority of our industrial auctions are held at our permanent auction sites, where we own the land and facilities, or at regional auction units, where we lease the land and typically have more modest facilities. We also hold off-site auctions at temporary locations, often on land owned by one of the main consignors to the particular auction. Most of our agricultural auctions are off-site auctions that take place on the consignor’s farm. During the first three months of 2009, 97% of our total gross auction proceeds was attributable to auctions held at our permanent auction sites and regional auction units (first three months of 2008 — 97%). Gross auction proceeds represent the total proceeds from all items sold at our auctions (please see “Sources of Revenue and Revenue Recognition” below).
During the first quarter of 2009, we conducted 32 unreserved industrial auctions at locations in North America, Europe, the Middle East, and Australia (first quarter of 2008 — 32). We also held one unreserved agricultural auction during the first quarter of 2009 in Canada (first quarter of 2008 — five). Although our auctions have varied in size over the last 12 months, our average industrial auction during the 12-month period ended March 31, 2009 attracted over 1,500 bidder registrations (12 months ended March 31, 2008 — over 1,400) and featured almost 1,400 lots (12 months ended March 31, 2008 — over 1,400) consigned by

187 consignors (12 months ended March 31, 2008 — 194), generating average gross auction proceeds of approximately $17.8 million per auction (12 months ended March 31, 2008 — $17.2 million).
Approximately 65% of our auction revenues in the first three months of 2009 was earned from operations in the United States (first three months of 2008 — 67%), 12% was generated from auctions in Canada (first three months of 2008 — 12%) and the remaining 23% was earned from auctions in countries other than the United States and Canada, primarily in Europe, the Middle East, Australia, and Mexico (first three months of 2008 — 21%). We had 1,102 full-time employees at March 31, 2009, including 282 sales representatives and 17 trainee territory managers, compared to 1,002 and 259 and 16, respectively, at March 31, 2008.
We are a public company and our common shares are listed under the symbol “RBA” on the New York and Toronto Stock Exchanges. On April 30, 2009, we had 104,962,320 common shares issued and outstanding and stock options outstanding to purchase a total of 3,331,034 common shares. On April 24, 2008, our issued and outstanding common shares were split on a three-for-one basis. All share and per share amounts in this document reflect the stock split on a retroactive basis.
Sources of Revenue and Revenue Recognition
Gross auction proceeds represent the total proceeds from all items sold at our auctions. Our definition of gross auction proceeds may differ from those used by other participants in our industry. Gross auction proceeds is an important measure we use in comparing and assessing our operating performance. It is not a measure of our financial performance, liquidity or revenue and is not presented in our consolidated financial statements. We believe that auction revenues, which is the most directly comparable measure in our Statement of Operations, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues we earn in the course of conducting our auctions. The portion of our gross auction proceeds that we do not retain is remitted to our customers who consign the items we sell at our auctions.
Auction revenues are comprised of auction commissions earned from consignors through straight commission and guarantee contracts, net profits or losses on the sale of inventory items, administrative and documentation fees on the sale of certain lots, auction advertising fees, and the fees applicable to purchases made through our internet and proxy bidding systems. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.
Straight commissions are our most common type of auction revenues and are generated by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In recent periods, straight commission sales have represented approximately 75% of our gross auction proceeds volume on an annual basis.
In the normal course of business, we sometimes guarantee minimum sales proceeds to the consignor and earn a commission based on the actual results of the auction, typically including a pre-negotiated percentage of any sales proceeds in excess of the guaranteed amount. The consigned equipment is sold on an unreserved basis in the same manner as other consignments. If the actual auction proceeds are less than the guaranteed amount, our commission is reduced, and if the proceeds are sufficiently less, we can incur a loss on the sale. We factor in a higher rate of commission on these sales to compensate for the increased risk we assume.
Our financial exposure from guarantee contracts fluctuates over time, but in recent periods, industrial and agricultural auction guarantees have had an average period of exposure (days remaining until date of auction as at quarter-end) of approximately 30 days and 80 days, respectively. At March 31, 2009, our outstanding industrial and agricultural guarantees totaled approximately $102 million, of which approximately $75 million have already been sold at our auctions as of the date of this discussion. The combined financial exposure from guarantee contracts at any period end can fluctuate significantly depending on the timing of auctions; however, the quarter-end balances averaged approximately $52 million over the last 12 months. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed, unless the loss is incurred after the period end but before the financial reporting date, in which case the loss is accrued in the financial statements for the period end. In recent periods, guarantee contracts have represented approximately 15% of gross auction proceeds on an annual basis.
Auction revenues also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. We purchase equipment for specific auctions and sell it at those auctions in the same manner as consigned equipment. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The net gain or loss on the sale is recorded as auction revenues. In recent periods, inventory contracts have represented approximately 10% of gross auction proceeds on an annual basis. We generally refer to our guarantee and outright purchase business as our underwritten or at-risk business.
The choice by consignors between straight commission, guarantee, or outright purchase arrangements depends on many factors, including the consignor’s risk tolerance and sale objectives. In addition, we do not have a target for the relative mix of contracts. As a result, the mix of contracts in a particular quarter or year fluctuates and is not necessarily indicative of the mix in future periods. The composition of our auction revenues and our auction revenue rate (i.e. auction revenues as a percentage of gross auction proceeds) are affected by the mix and performance of contracts entered into with consignors in the particular period and fluctuate from period to period. Our auction revenue rate performance is presented in the table below.

(1)	Our comparative historical auction revenue rates have been reclassified to conform with the presentation adopted in 2008. The revised presentation had an insignificant impact on auction revenue rates for the periods 2004 through 2007. On an annual basis, the impact on auction revenue rates during this period was in the range of one to 12 basis points.
Prior to 2008, our expected average annual auction revenue rate was in the range of 9.50% to 10.00%. At the beginning of 2008, we made changes to certain of our existing fees charged to our customers, including the minimum commission rate applicable to low value lots and the consignor document administration fee. These fees were increased slightly to reflect increased costs of conducting auctions. In addition, effective January 2008, we made certain reclassifications in our Statement of Operations that affected our auction revenue rate, including the reclassifications of interest income from auction revenues to “other income” and auction advertising fees and documentation fees from direct expenses to auction revenues. These changes were made to improve the presentation in our financial statements and had no impact on our reported net earnings. As a result of the changes to our existing fees and reclassifications, we increased our expected annual average auction revenue rate to be in the range of 9.75% to 10.25%. However, our past experience has shown that our auction revenue rate is difficult to estimate precisely, meaning our actual auction revenue rate in future periods may be above or below our expected range. For the three months ended March 31, 2009, we achieved an auction revenue rate of 10.48% (2008 — 10.41%).
The largest contributor to the variability of our auction revenue rate is the performance, rather than the amount, of our underwritten business. In a period when our underwritten business performs better than average, our auction revenue rate typically exceeds the expected average rate. Conversely, if our underwritten business performs below average, our auction revenue rate will typically be below the expected average rate.
Our gross auction proceeds and auction revenues are influenced by the seasonal nature of the auction business, which is determined mainly by the seasonal nature of the construction and natural resources industries. Gross auction proceeds and auction revenues tend to be higher during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters. This seasonality contributes to quarterly variability in our net earnings because a significant portion of our operating costs is relatively fixed.
Gross auction proceeds and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where we are developing operations, the number and size of auctions and, as a result, the level of gross auction proceeds and auction revenues, are likely to vary more dramatically from period to period than in our established markets where the number, size and frequency of our auctions are more consistent. In addition, economies of scale are achieved as our operations in a region evolve from conducting intermittent auctions, to establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when our auctions increase in size.
Because of these seasonal and period-to-period variations, we believe that our gross auction proceeds and auction revenues are best compared on an annual basis, rather than on a quarterly basis.
Developments in 2009
Highlights of the first quarter of 2009 included:
•	Our sales force increased by 6% during the first quarter of 2009, demonstrating our success executing our people strategy.
•	We broke regional gross auction proceeds records in Houston, Texas; Moncofa, Spain and Montreal, Quebec.
•	We held our first auctions at our new permanent auction sites in Minneapolis, Minnesota and Houston, Texas.
•	We completed the purchase of approximately 62 acres of land in Caorso, Italy, on which we intend to build a new permanent auction site to replace our existing regional auction unit in that region.
•	We conducted our first auction at our new regional auction unit in Geelong, Australia, which replaced our regional auction unit in Melbourne, Australia.
•	We conducted our first auction at our new property near Mexico City, Mexico. We are in the process of building a permanent auction facility on that property, which is expected to open in the latter half of 2009.

•	We extended the term of the lease on our regional auction unit in Las Vegas, Nevada to 25 years, and advanced $3.7 million to the lessor under the agreement, which will be applied towards the rent payments payable over the next nine years of the lease.
•	We entered into an arrangement with uShip.com, the world’s largest online shipping marketplace, to provide online shipping solutions to our customers participating in our U.S. and Canadian auctions.
•	We added new functionality to our online bidding service, which allows bidders to participate remotely in more than one auction at a time.
Subsequent to period end, we conducted our first auction at our new permanent auction site in London, Ontario. In addition, we completed the purchase of approximately 74 acres of land in Ocana, Spain (near Madrid), on which we intend to build a new permanent auction site to complement our existing regional auction unit in Moncofa, Spain.
Overall Performance
During the first quarter of 2009, we recorded auction revenues of $83.7 million and net earnings of $19.9 million, or $0.19 per diluted common share. This performance compares to auction revenues of $81.4 million and net earnings of $16.4 million, or $0.16 per diluted share, during the first quarter of 2008. We ended the first quarter of 2009 with working capital of $34.6 million, compared to $47.1 million at December 31, 2008.
Adjusted net earnings for the quarter ended March 31, 2009 were $19.2 million, or $0.18 per diluted share, which compares to adjusted net earnings of $15.3 million, or $0.14 per diluted share for the quarter ended March 31, 2008. We define adjusted net earnings as financial statement net earnings excluding the after-tax effects of sales of excess properties and significant foreign exchange gains or losses resulting from financing activities that we do not expect to recur in the future (please see our reconciliation below).
Adjusted net earnings is a non-GAAP measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. We believe that comparing adjusted net earnings as defined above for different financial periods provides more useful information about the growth or decline of our net earnings for the relevant financial period, and identifies the impact of items which we do not consider to be part of our normal operating results.
Our adjusted net earnings for the first quarter of 2009 grew by approximately 26% compared to the first quarter of 2008 as a result of increased gross auction proceeds and a stronger auction revenue rate combined with lower operating costs.
A reconciliation of our net earnings under Canadian GAAP to adjusted net earnings is as follows:

	Three months ended March 31,
	2009	2008

Net earnings under Canadian GAAP	$19,879	$16,407
Net foreign exchange impact on financing transactions(1)	(759)	(1,103)
Tax relating to reconciling items	95	(14)

Adjusted net earnings	$19,215	$15,290

(1)	During the quarter ended March 31, 2009, we recorded a foreign exchange gain of $759 ($664, or $0.01 per diluted share, after tax) on U.S. dollar denominated bank debt held by a subsidiary that has the Canadian dollar as its functional currency. The equivalent amount in 2008 was a foreign exchange loss of $986 ($843, or $0.01 per diluted share, after tax). We have highlighted this amount because in January 2009, the Canadian subsidiary assigned the bank debt to an affiliate whose functional currency is the U.S. dollar to eliminate the future impact of currency fluctuations. In addition, during the first quarter of 2008, we reclassified to net earnings foreign currency translation gains reported in the cumulated translation adjustment account of $2,089 ($1,960, or $0.02 per diluted share, after tax) as a result of the settlement of a number of foreign currency denominated intercompany loans that were considered long-term in nature. We did not settle any long-term intercompany loans during the first quarter of 2009. We do not expect the foreign exchange gains or losses on these financing transactions to recur in future periods.
Results of Operations
Quarter Ended March 31, 2009 Compared to Quarter Ended March 31, 2008
We conduct operations around the world in a number of different currencies, but our reporting currency is the United States dollar. In the first quarter of 2009, approximately 30% of our revenues and approximately 50% of our operating costs were denominated in currencies other than the United States dollar. The proportion of revenues denominated in currencies other than the United States dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period.
The main currencies other than the United States dollar in which our revenues and operating costs are denominated are the Canadian dollar and the Euro. In recent periods there have been significant fluctuations in the value of the Canadian dollar and Euro relative to the United States dollar. These fluctuations affect our reported auction revenues and operating expenses when non-United States dollar amounts are converted into United States dollars for financial statement reporting purposes. It is difficult, if not impossible, to quantify how foreign exchange rate movements affect such variables as supply and demand for the assets we sell. However, excluding these impacts, the effect of foreign exchange fluctuations on our translated auction revenues and operating expenses in our consolidated financial statements has largely offset, making the impact of the currency fluctuation on our net earnings insignificant. Excluding the foreign exchange impacts on financing transactions discussed in “Overall Performance” above, our adjusted net earnings for the quarter ended March 31, 2009 included a $0.1 million pre-tax loss (March 31, 2008 - $0.5 million) resulting from the revaluation and settlement of our foreign currency denominated monetary assets and liabilities.
United States Dollar Exchange Rate Comparison

			% Change
Three months ended March 31,	2009	2008	in U.S. $

Average value of one U.S. dollar:

Canadian dollar	$1.2453	$1.0041	24%
Euro	€0.7681	€0.6673	15%

Auction Revenues

Three months ended March 31,	2009	2008	% Change

Auction revenues	$83,675	$81,394	3%

Gross auction proceeds	$798,291	$781,969	2%
Auction revenue rate	10.48%	10.41%
Our auction revenues increased in the first quarter of 2009 compared to the equivalent period in 2008 primarily as a result of higher gross auction proceeds in most of our markets around the world and a higher auction revenue rate, partially offset by the impact of currency fluctuations. Our underwritten business (guarantee and inventory contracts) represented 15% of our total gross auction proceeds in the first three months of 2009 (first three months of 2008 — 22%). As discussed above under “Sources of Revenue and Revenue Recognition,” we do not have a target for the relative mix of contracts. The mix of contracts experienced in the first quarter of 2009 was driven by the consignor’s risk tolerance and sale objectives, and is not necessarily indicative of the mix in future periods or a trend. Our 2009 first quarter gross auction proceeds in local currency, primarily the Canadian dollar, Euro and Australian dollar, increased by 8% compared to the first quarter of 2008.
Our auction revenue rate for the first quarter of 2009 was 10.48%, which was higher than our expected range of 9.75% to 10.25%. The increase compared to our experience in the first quarter of 2008 related primarily to the performance of our underwritten business, which performed better in 2009 than in 2008. We continue to believe our sustainable average auction revenue rate will be in the range of 9.75% to 10.25%, although our experience has shown that our auction revenue rate is difficult to estimate precisely. Our actual auction revenue rate in future periods may be above or below our expected range.
Our auction revenues and our net earnings are influenced to a great extent by small changes in our auction revenue rate. For example, a 10 basis point (0.1%) increase or decrease in our auction revenue rate during the first three months of 2009 would have impacted auction revenues by approximately $0.8 million, of which approximately $0.5 million or $0.01 per common share would have flowed through to net earnings after tax in our statement of operations, assuming no other changes. This factor is important to consider when evaluating our current and past performance, as well as when assessing future prospects.
Direct Expenses

Three months ended March 31,	2009	2008	% Change

Direct expenses	$8,853	$10,115	-12%
Direct expenses as a percentage of gross auction proceeds	1.11%	1.29%
Direct expenses are the costs we incur specifically to conduct an auction. Direct expenses include the costs of hiring temporary personnel to work at the auction, advertising costs directly related to the auction, travel costs for employees to attend and work at the auction, security hired to safeguard equipment at the auction site and rental expenses for temporary auction sites. At each quarter end, we estimate the direct expenses incurred with respect to auctions completed near the end of the period. In the subsequent quarter, these accruals are adjusted, to the extent necessary, to reflect actual costs incurred.
Our direct expense rate, which represents direct expenses as a percentage of gross auction proceeds, fluctuates from period to period based in part on the size and location of the auctions we hold during a particular period. The direct expense rate generally decreases as the average size of our auctions increases. In addition, we usually experience lower direct expense rates for auctions held at our permanent auction sites compared to auctions held at offsite locations, mainly as a result of the economies of scale and other efficiencies that we typically experience at permanent auction sites. Our direct expense rate for the first quarter of 2009 decreased compared to 2008 primarily due to efficiencies achieved in 2009 and a slight increase in the average size of our auctions.
Depreciation and Amortization Expense

Three months ended March 31,	2009	2008	% Change

Depreciation and amortization expense	$6,989	$5,604	25%
Depreciation is calculated on either a straight line or a declining balance basis on capital assets employed in our business, including buildings, computer hardware and software, automobiles and yard equipment.

Depreciation increased in the first quarter of 2009 compared to the first quarter of 2008 as a result of depreciation relating to new assets that we have put into service in recent periods, such as our new permanent auction sites in Kansas City, Missouri; Paris, France; Houston, Texas; and Minneapolis, Minnesota; and new computer hardware and software. We expect our depreciation in future periods to increase in line with our on-going capital expenditures.
General and Administrative Expenses

Three months ended March 31,	2009	2008	% Change

General and administrative expenses	$39,818	$42,149	-6%
General and administrative expenses, or G&A, include such expenditures as personnel (salaries, wages, bonuses and benefits), information technology, non-auction related travel, repairs and maintenance, leases and rentals and utilities. G&A expenses exclude foreign exchange gains or losses resulting from the revaluation and settlement of monetary assets and liabilities. Our comparative figure for the three-month ended March 31, 2008 has been reclassified to conform with the presentation adopted at the end of 2008.
Foreign currency fluctuations resulted in a decrease in our G&A of approximately $4.8 million in the first quarter of 2009 compared to the first quarter of 2008 in connection with the translation into U.S. dollars for reporting purposes of our foreign operations’ G&A expenses.
Our investments in our people, places and processes have continued to contribute to the growth in our gross auction proceeds during the first quarter of 2009, which necessitated the additions to our workforce, one of the key components of our strategy. Our future success is dependent upon adding people to grow our business, building the places required to handle our anticipated future growth, and developing and implementing processes to help gain efficiencies and consistency. Our sales force and administrative support teams are instrumental in carrying out these building and development programs and are necessary to facilitate and accommodate that growth. Personnel costs are the largest component of our G&A, and our workforce increased 10% between March 31, 2009 and March 31, 2008. Our ongoing expansion will continue to influence future levels of G&A.
Interest expense

Three months ended March 31,	2009	2008	% Change

Interest expense	$162	$370	-56%
Interest expense is comprised mainly of interest paid on long-term debt and revolving credit facilities. Interest expense decreased in the first quarter of 2009 compared to 2008 primarily due to an increase in the amount of interest we capitalized to property under development.
Interest income

Three months ended March 31,	2009	2008	% Change

Interest income	$619	$1,285	-52%
Interest income, which is earned on our excess cash balances invested in conservative and liquid investments, is significantly affected by market interest rates. In recent periods, market interest rates in Canada and the United States have decreased dramatically, which resulted in a decrease in our interest income. In addition, our interest income can fluctuate from period to period depending on our cash position, which is affected by the timing, size and number of auctions held during the period, as well as the timing of the receipt of auction proceeds from buyers and payments to consignors.

Foreign exchange gain

Three months ended March 31,	2009	2008	% Change

Foreign exchange gain	$697	$558	-25%
Foreign exchange gains or losses arise when foreign currency denominated monetary items are revalued to the exchange rates in effect at the end of the period. The gain or loss recognized in any given period is affected by changes in foreign exchange rates as well as the composition of our foreign currency denominated assets and liabilities. In the first quarter of 2008, the foreign exchange gain included the reclassification of foreign exchange translation gains of $2.1 million previously recorded in the cumulative translation adjustment account as a result of the settlement of a number of foreign currency denominated intercompany loans that had been considered long-term (see discussion under “Overall Performance”). We did not settle any intercompany loans in 2009.
Income Taxes

Three months ended March 31,	2009	2008	% Change

Income taxes	$9,543	$8,928	7%
Effective income tax rate	32.4%	35.2%
Income taxes have been estimated using the tax rates in effect in each of the tax jurisdictions in which we earn our income. The effective tax rate for the three months ended March 31, 2009 was lower than the rate we experienced in the comparable quarter in 2008 due to a difference in the proportion of our taxable income earned in lower tax rate jurisdictions. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.
Net Earnings

Three months ended March 31,	2009	2008	% Change

Net earnings	$19,879	$16,407	21%
Net earnings per share — basic	0.19	0.16	19%
Net earnings per share — diluted	0.19	0.16	19%
Our net earnings in the first three months of 2009 increased compared to the equivalent period in 2008 as a result of higher gross auction proceeds, a higher auction revenue rate and lower operating costs. Adjusted net earnings (see discussion above under “Overall Performance”) for the first quarter of 2009 were $19.2 million, or $0.18 per diluted share, compared to adjusted net earnings of $15.3 million, or $0.14 per diluted share in the first quarter of 2008, representing a 26% increase. Adjusted net earnings in the first quarter of 2009 were higher compared to the equivalent period in 2008 due to an increase in gross auction proceeds and auction revenue rate, and lower operating costs.
Summary of Quarterly Results
The following tables present our unaudited consolidated quarterly results of operations for each of our last eight fiscal quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2008 and 2007, and our discussion above about the seasonality of our business.

	Q1 2009		Q4 2008		Q3 2008		Q2 2008

Gross auction proceeds (1)	$798,291		$853,927		$767,718		$1,163,546

Auction revenues	$83,675		$81,693		$75,909		$115,822
Net earnings	19,879	(2)	27,140	(2)(3)	11,934	(2)	45,919	(2)(3)(4)
Adjusted net earnings	19,215		19,222		13,025		37,942

Net earnings per share — basic	$0.19		$0.26		$0.11		$0.44
Net earnings per share — diluted	0.19		0.26		0.11		0.43
Adjusted net earnings per share — diluted	0.18		0.18		0.12		0.36

	Q1 2008		Q4 2007		Q3 2007		Q2 2007

Gross auction proceeds (1)	$781,969		$873,306		$667,553		$945,256

Auction revenues	$81,394		$82,129	(5)	$67,174	(5)	$94,054	(5)
Net earnings	16,407	(2)(3)	16,966	(2)	14,903	(2)	26,555	(2)
Adjusted net earnings	15,290		16,945		13,161		24,475

Net earnings per share — basic(6)	$0.16		$0.16		$0.14		$0.25
Net earnings per share — diluted(6)	0.16		0.16		0.14		0.25
Adjusted net earnings per share — diluted(6)	0.14		0.16		0.12		0.23

(1)	Gross auction proceeds represents the total proceeds from all items sold at our auctions. Gross auction proceeds is not a measure of revenue and is not presented in our consolidated financial statements. Please see further discussion above under “Sources of Revenue and Revenue Recognition.”

(2)	Net earnings included the foreign exchange impact of the U.S. dollar denominated bank debt held by a Canadian subsidiary, which was assigned in January 2009 to an affiliate whose functional currency is the U.S. dollar. The impact of currency fluctuations on this bank debt is not expected to recur in future periods. Please see further discussion above under “Overall Performance.” The foreign exchange impact of this bank debt in the first quarter of 2009 was a $759 gain ($664, or $0.01 per diluted share, after tax). The impact in the fourth, third, second and first quarters of 2008 was a $3,778 loss ($3,230, or $0.03 per diluted share, after tax), a $1,276 loss ($1,091, or $0.01 per diluted share, after tax), a $205 gain ($175, or less than $0.01 per diluted share, after tax), and a $986 loss ($843, or $0.01 per diluted share, after tax), respectively. The impact in the fourth, third and second quarters of 2007 was a $24 gain ($21, or less than $0.01 per diluted share, after tax), a $2,039 gain ($1,742, or $0.02 per diluted share, after tax), and a $2,434 gain ($2,080, or $0.02 per diluted share, after tax), respectively.

(3)	Net earnings in the fourth quarter of 2008 included the reclassification of foreign currency translation gain of $12,254 ($11,148, or $0.11 per diluted share, after tax) relating to the settlement of foreign currency denominated intercompany loans. Amounts included in the second and first quarters of 2008 were $680 ($507, or less than $0.01 per diluted share, after tax) and $2,089 ($1,960, or $0.02 per diluted share, after tax) respectively. We have highlighted these amounts as we do not expect these items to recur in future periods.

(4)	Net earnings in the second quarter of 2008 included a gain of $8,304 recorded on the sale of our headquarters property in Richmond, British Columbia ($7,295, or $0.07 per basic and diluted share, after tax). Excluding this amount, net earnings would have been $38,624, or $0.37 per basic and diluted share.

(5)	Auction revenues have been reclassified to conform with the presentation adopted in 2008. Please see discussion above under “Sources of Revenue and Revenue Recognition.”

(6)	Net earnings per share amounts have been adjusted on a retroactive basis to reflect the April 24, 2008 three-for-one stock split.

Liquidity and Capital Resources

	March 31, 2009	December 31, 2008	% Change

Working capital	$34,600	$47,109	-27%
Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We generally collect auction proceeds from buyers within seven days of the auction and pay out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, we may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, we believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. For the three months ended March 31, 2009, our working capital decreased by $12,509, mostly as a result of the capital expenditures made during the quarter, partially offset by increases in our operating cash flows.
There are a number of factors that could potentially impact our working capital, such as current global economic conditions, which may affect the financial stability of our buyers and their ability to pay. However, we have substantial borrowing capacity in the event of any temporary working capital requirements. As at March 31, 2009, we had $495 million of unused credit facilities, of which $155 million is a five-year committed revolving credit facility expiring in January 2014, and $250 million was a three-year uncommitted non-revolving credit facility expiring in November 2011. We believe our existing working capital and established credit facilities are sufficient to satisfy our present operating requirements, as well as to fund future growth initiatives, such as property acquisitions and development. Our access to capital resources has not been impacted by the current credit environment, and we do not expect that the current economic environment will have a material adverse impact on our capital resources or our business. However, there can be no assurance that the cost or availability of future borrowings under our credit facilities will not be affected should there be a prolonged capital market disruption.
Cash Flows

Three months ended March 31,	2009	2008	% Change

Cash provided by (used in):
Operations	$138,302	$100,824	37%
Investing	(40,175)	(26,117)	54%
Financing	5,937	(5,568)	N/A
Similar to the discussion above about our cash position, our cash provided by operations can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions during the period, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. Therefore, we do not believe that the change in our cash position provided by operations during the three months ended March 31, 2009 is indicative of a trend.
Capital asset additions were $35.4 million for the three months ended March 31, 2009 compared to $26.6 million in the equivalent period of 2008. Our capital expenditures in the first three months of 2009 related primarily to the acquisition of land in Caorso, Italy, the expansion of our existing permanent auction facility in Orlando, Florida, and the construction of our new permanent auction sites in Houston, Texas; Grande Prairie, Alberta; Chilliwack, British Columbia; Mexico City, Mexico; and Tokyo, Japan. They also included investments in computer software and hardware as part of our process improvement initiatives. Exchange rate changes relating to capital assets held in currencies other than the United States dollar, which are not reflected as capital assets additions on the consolidated statements of cash flows, resulted in a decrease of $9.0 million in the capital assets reported on our consolidated balance sheet as at March 31, 2009, compared to an increase of $1.6 million as at March 31, 2008.

For the next several years, we expect that our annual capital expenditures will be in the range of $150 million per year, as we continue to invest in the expansion of our network of auction facilities and fund our process improvement initiatives. We intend to add auction facilities in selected locations around the world as appropriate opportunities arise, either to replace existing facilities or to establish new sites. We intend to add at least two new auction sites per year, as well as a number of replacement facilities. Actual expenditures will vary depending on the availability and cost of suitable expansion opportunities and prevailing business and economic conditions. Depending on the scope of the required system improvements, the process improvement expenditures will likely be primarily for hardware, the development, purchase and implementation of software, and related systems. We expect to fund future capital expenditures from operating cash flows and credit facilities.
During the first quarter of 2009, we provided a secured loan of $5.3 million with market terms to a lessor with whom we have a long-term property lease. The loan is repayable in monthly installments of principal and interest, with the balance due in March 2013. The loan is secured by the underlying property and a neighbouring property.
We paid regular quarterly cash dividends of $0.09 per share during the quarter ended March 31, 2009. Total dividend payments were $9.4 million for the first quarter of 2009, compared to total dividend payments of $8.4 million in the equivalent period of 2008. All dividends we pay are “eligible dividends” for Canadian income tax purposes unless indicated otherwise.
Long-term Debt and Credit Facilities
Our long-term debt and available credit facilities at March 31, 2009 and December 31, 2008 were as follows:

	March 31,	December 31,
	2009	2008	% Change

Long-term debt (including current portion of long-term debt)	$81,135	$67,411	20%

Revolving credit facilities — total available:	$284,939	$287,792
Revolving credit facilities — total unused:	$245,075	$262,316
Non-revolving credit facilities — total available and unused:	$250,000	$250,000

Total unused credit facilities	$495,075	$512,316

Our credit facilities are with financial institutions in the United States, Canada, The Netherlands and The United Kingdom. Certain of the facilities include commitment fees applicable to the unused credit amount. As at March 31, 2009, we had fixed rate and floating rate long-term debt bearing interest rates ranging from 1.30% to 5.61%. We were in compliance with all financial covenants applicable to our debt at March 31, 2009.
Subsequent to period end, we increased our credit facility in Europe by €20 million. In addition, we borrowed CA$60 million under our non-revolving credit facilities, with the intention of repaying a portion of our floating rate revolving loan outstanding as at March 31, 2009, and utilizing the balance to invest in the development of auction facilities. The CA$60 million term loan has a seven-year term and a fixed interest rate of 6.385%,

Quantitative and Qualitative Disclosure about Market Risk
Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.
Because we conduct operations in local currencies in countries around the world, yet have the United States dollar as our reporting currency, we are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations, or quantify their effects on the macroeconomic environment. For the three months ended March 31, 2009, approximately 30% of our revenues were earned in currencies other than the United States dollar and approximately 50% of our operating costs were denominated in currencies other than the United States dollar. The proportion of revenues denominated in currencies other than the United States dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period. However, on an annual basis, we expect these amounts to substantially offset and generally act as a natural hedge against exposure to fluctuations in the value of the United States dollar. We have not adopted a long-term hedging strategy to protect against foreign currency fluctuations associated with our operations denominated in currencies other than the United States dollar, but we may consider hedging specific transactions if we deem it appropriate in the future.
During the three months ended March 31, 2009, we recorded a decrease in our foreign currency translation adjustment balance of $11.0 million, compared to an increase of $3.2 million in the first three months of 2008. Our foreign currency translation adjustment arises from the translation of our net assets denominated in currencies other than the United States dollar into our reporting currency. Changes in this balance arise primarily from the strengthening or weakening of non-United States currencies against the United States dollar.
We have not experienced significant interest rate exposure historically, as our long-term debt generally bears fixed rates of interest. However, borrowings under our new five-year global revolving credit facility are only available at floating rates of interest. If our portfolio of floating rate debt increases, we may consider the use of interest rate swaps to mitigate our exposure to interest rate fluctuations. As at March 31, 2009, we had a total of $39.5 million (December 31, 2008 — $25.4 million) in revolving loans bearing floating rates of interest.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Legal and Other Proceedings
From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operations or that involve a claim for damages, excluding interest and costs, in excess of 10% of our current assets.
Critical Accounting Policies and Estimates
On January 1, 2009, we adopted The Canadian Institute of Chartered Accountants Handbook Section 3064, Goodwill and Intangible Assets. Section 3064 establishes new standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of Section 3064 had no impact on our consolidated financial statements.

Other than our adoption of the new standard described above, there have been no significant changes in our critical accounting policies and estimates since our Management’s Discussion and Analysis of Financial Condition and Results of Operations as at and for the year ended December 31, 2008, which is included in our 2008 Annual Report on Form 40-F.
International Financial Reporting Standards
In February 2008, the Canadian Institute of Chartered Accountant’s Accounting Standards Board confirmed its strategy of replacing Canadian GAAP with International Financial Reporting Standards (or IFRS) for Canadian publicly accountable enterprises. IFRS will be effective for our interim and annual financial statements effective January 1, 2011.
We commenced our IFRS conversion project in 2007 and have established a conversion plan and an IFRS project team. We have identified the standards that may have an impact on our financial statements, business processes and systems, and are nearing the completion of our detailed analysis, including the evaluation of policy choices, of these areas. We have conducted initial training sessions targeted to various levels of our organization. We expect to finish summarizing the disclosure requirements and commence designing and developing solutions to address the changes required by mid-2009.
We are continuing to assess the financial reporting impacts of the adoption of IFRS, and at this time, the impact on our future financial position or results of operations is not reasonably determinable, as the International Accounting Standard Board will continue to issue new accounting standards during the period leading up to the changeover date. We do anticipate a significant increase in disclosure resulting from the adoption of IFRS and are continuing to assess the level of disclosure required, as well as any systems changes that may be necessary to gather and process the required information.
Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting during the three months ended March 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Forward-Looking Statements
This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:
•	our future performance;

•	growth of our operations;

•	growth of the world market for used trucks and equipment;

•	increases in the number of consignors and bidders participating in our auctions;

•	the impact of the current economic environment on our operations and capital resources, and our customers, including the number of bidders and buyers attending our auctions and consignment volumes at those auctions; the demand for equipment at our auctions; our bidders’ ability to access credit to fund their purchases; the impact of the economic environment on equipment prices and our business model;

•	our principal operating strengths, our competitive advantages, and the appeal of our auctions to buyers and sellers of industrial assets;

•	our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;

•	our long-term mission to be the world’s largest marketplace for commercial and industrial assets;

•	our people, including our ability to recruit, train, retain and develop the right people to help us achieve our goals;

•	our places, including: our ability to add the capacity necessary to accommodate our growth; our ability to increase our market share in our core markets and regions and our ability to expand into complimentary market sectors and new geographic markets, including our ability to take advantage of growth opportunities in emerging markets; and the acquisition and development of auction facilities and the related impact on our capital expenditures;

•	our processes, including our process improvement initiatives and their effect on our business, results of operations and capital expenditures, particularly our ability to grow revenues faster than operating costs;

•	the relative percentage of gross auction proceeds represented by straight commission, guarantee and inventory contracts;

•	our auction revenue rates, the sustainability of those rates, and the impact of our commission rate and fee changes implemented in 2008, as well as the seasonality of gross auction proceeds and auction revenues;

•	our direct expense and income tax rates, depreciation expenses and general and administrative expenses;

•	our future capital expenditures;

•	our internet initiatives and the level of participation in our auctions by internet bidders;

•	the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations; and

•	financing available to us and the sufficiency of our working capital to meet our financial needs.
In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” below are among those that may affect our performance and could cause our actual financial and operational results to differ significantly from our predictions. Except as required by applicable securities law and regulations of relevant securities exchanges, we do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.
Risk Factors
Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. Some of the more important risks that we face are outlined below and holders of our common shares should consider these risks. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.

We may incur losses as a result of our guarantee and outright purchase contracts and advances to consignors.
In recent periods, approximately 75% of our business is conducted on a straight commission basis. In certain other situations we will either offer to:
•	guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or

•	purchase the equipment outright from the consignor for sale in a particular auction.
The level of guaranteed proceeds or inventory purchase price is based on appraisals performed on equipment by our internal personnel. Inaccurate appraisals could result in guarantees or inventory values that exceed the realizable auction proceeds. If auction proceeds are less than the guaranteed amount, our commission will be reduced or, if sufficiently lower, we will incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In recent periods, guarantee and inventory contracts have generally represented approximately 25% of our annual gross auction proceeds.
Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.
We may incur losses if we are required to make payments to buyers and lienholders because we are unable to deliver clear title on the assets sold at our auctions.
In jurisdictions where title registries are commercially available, we guarantee to our buyers that each item purchased at our auctions is free of liens and other encumbrances, up to the purchase price paid at our auction. If we are unable to deliver clear title, we provide the buyer with a full refund of the purchase price. While we exercise considerable effort to ensure that all liens have been identified and, if necessary, discharged prior to the auction, we occasionally do not properly identify or discharge liens and have had to make payments to the relevant lienholders or purchasers. We will incur a loss if we are unable to recover sufficient funds from the consignors to offset these payments, and aggregate losses from these payments could be material.
We may have difficulties sustaining and managing our growth.
One of the main elements of our strategy is to continue to grow our business, primarily by increasing our presence in markets in which we already operate and by expanding into new geographic markets and market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth. For us to grow our business successfully, we need to accomplish a number of objectives, including:
•	recruiting and retaining suitable sales personnel;

•	identifying and developing new geographic markets and market sectors;

•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

•	managing expansion successfully;

•	obtaining necessary financing on terms favourable to us, and securing the availability of our credit facilities to fund our growth initiatives;

•	receiving necessary authorizations and approvals from governments for proposed development or expansion;

•	integrating successfully new facilities and any acquired businesses into our existing operations;

•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

•	establishing and maintaining favourable relationships with consignors, bidders and buyers in new markets and market sectors, and maintaining these relationships in our existing markets;

•	succeeding against local and regional competitors in new geographic markets;

•	capitalizing on changes in the supply of and demand for industrial assets, in our existing and new markets; and

•	designing and implementing business processes and operating systems that are able to support profitable growth.
We will likely need to hire additional employees to manage our growth. In addition, growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified sales personnel, managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.
In addition, we continue to pursue our strategy of investing in our people, places and processes to give us the capacity to handle expected future growth, including investments in frontier markets that may not generate profitable growth in the near term. Planning for future growth requires investments to be made now in anticipation of growth that may not materialize, and if we are not successful growing our gross auction proceeds our earnings may be impacted. A large component of our G&A is considered fixed costs that we will incur regardless of gross auction proceeds growth. There can be no assurances that our gross auction proceeds and auction revenues will grow at a more rapid rate than our fixed costs, especially in the event of a deep and prolonged recession, which would have a negative impact on our margins and earnings per share.
Disruptions to credit and financial markets, economic uncertainty and a sustained economic downturn could harm our operations.
The current global economic and financial market crisis has caused, among other things, a general tightening in credit markets, lower levels of liquidity, and increases in default and bankruptcy rates, all of which may have a negative impact on our operations, financial condition and liquidity and ability to grow our business. Our operations and access to our cash balances are dependent upon the economic viability of our key suppliers and the various financial institutions we utilize. Our operations may be disrupted if we cannot obtain products and services necessary for our auction operations from our key suppliers, or if we lose access to our cash balances. In addition, our auction revenues may decrease if our consignors choose not to sell their assets as a result of current economic conditions, or if our buyers are unable to obtain financing for assets purchases, or if our customers are in financial distress. In addition, our lenders may be unable to advance funds to us under existing credit facilities, which could harm our liquidity and ability to operate or grow our business. The timing and nature of any recovery in credit and financial markets remain uncertain, and there can be no assurance that market conditions will improve in the near future and that our results of operations will not be adversely affected.

Decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment, could harm our business.
Our auction revenues could be reduced if there was significant erosion in the supply of, demand for, or market values of used industrial equipment, which would affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used industrial equipment, and the circumstances that cause market values for industrial equipment to fluctuate, including but not limited to economic uncertainty, disruptions to credit and financial markets, a sustained economic recession, lower commodity prices, and our customers’ restricted access to capital, are beyond our control. Any increase in the volume or change in the mix of equipment at our auctions may not be sufficient to offset declines in the market value for that equipment as a result of the current economic environment. In addition, price competition and availability of industrial equipment directly affect the supply of, demand for, and market value of used industrial equipment. Climate change initiatives, including significant changes to engine emission standards applicable to industrial equipment, may also impact the supply of, demand for or market values of industrial equipment.
Damage to our reputation for fairness, integrity and conducting only unreserved auctions could harm our business.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. Closely related to this is our reputation for fairness and honesty in our dealings with our customers. Our ability to attract new customers and continue to do business with existing customers could be harmed if our reputation for fairness, integrity and conducting only unreserved auctions was damaged. If we are unable to maintain our reputation and police and enforce our policy of conducting unreserved auctions, we could lose business and our results of operations would suffer.
Competition in our core markets could result in reductions in our revenues and profitability.
The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment in private sales.
Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, we may also be required to reduce commission rates, which may reduce our revenue and harm our operating results and financial condition, or we may lose market share.
Our substantial international operations expose us to foreign exchange rate fluctuations and political and economic instability that could harm our results of operations.
We conduct business in many countries around the world and intend to continue to expand our presence in international markets, including emerging markets. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations, including income tax and accounting regulations, and political interference, may negatively affect our business in international markets and our related results of operations. Currency exchange rate fluctuations between the different countries in which we conduct our operations impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between various countries, including those in which we do not have operations. These factors and other global economic conditions may harm our business and our operating results.
Although we report our financial results in United States dollars, a significant portion of our auction revenues is generated at auctions held outside the United States, mostly in currencies other than the United States dollar. Currency exchange rate changes against the United States dollar, particularly for the Canadian dollar and the Euro, could affect the presentation of our results in our financial statements and cause our earnings to fluctuate.
We may incur losses as a result of legal and other claims.
We are subject to legal and other claims that arise in the ordinary course of our business. While the results of these claims have not historically had a material effect on our business, financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur losses. Aggregate losses from and the legal fees associated with these claims could be material.
Our operating results are subject to quarterly variations.
Historically, our revenues and operating results have fluctuated from quarter to quarter. We expect to continue to experience these fluctuations as a result of the following factors, among others:
•	the size, timing and frequency of our auctions;

•	the seasonal nature of the auction business in general, with peak activity typically occurring in the second and fourth calendar quarters, mainly as a result of the seasonal nature of the construction and natural resources industries;

•	the performance of our underwritten business (guarantee and outright purchase contracts);

•	general economic conditions in our markets; and

•	the timing of acquisitions and development of auction facilities and related costs.
In addition, we usually incur substantial costs when entering new markets, and the profitability of operations at new locations is uncertain as a result of the increased variability in the number and size of auctions at new sites. These and other factors may cause our future results to fall short of investor expectations or not to compare favourably to our past results.
We do not currently have a formal business continuity plan, which exposes our business to risks.
We depend on our information and other systems for the continuity and effective operation of our business. In the event of a significant interruption to our business, or the loss of key systems as a result of a natural or other disaster, we do not currently have plans in place to ensure that our business continues to operate in an effective manner. Although we are in the process of implementing a formal business continuity plan, our business, results of operations and financial conditions could be materially affected in the event of a significant interruption of our business.
We are in the process of implementing a formal disaster recovery plan, including a data center co-location plan. However, these plans are not yet complete. If we were subject to a disaster, serious security breach or threat to business continuity, it could materially damage our business, results of operations and financial condition.

Our internet-related initiatives are subject to technological obsolescence and potential service interruptions and may not contribute to improved operating results over the long-term; in addition, we may not be able to compete with technologies implemented by our competitors.
We have invested significant resources in the development of our internet platform, including our online bidding service. We use and rely on intellectual property owned by third parties, which we license for use in providing our online bidding service. Our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to avoid obsolescence. We may also not be able to continue to adapt our business to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.
The success of our online bidding service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on the performance and reliability of the hardware and software we utilize, our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as some of our internal hardware and software systems.
“Viruses”, “worms” and other similar programs, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.
The availability and performance of our internal technology infrastructure, as well as the implementation of an enterprise resource planning system, are critical to our business.
The satisfactory performance, reliability and availability of our website, enterprise resource planning system, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our online bidding service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.
We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We have recently improved these systems to accommodate growth in our business. If we are unsuccessful in continuing to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes, it could harm our operations and interfere with our ability to expand our business.
Our business could be harmed if we lost the services of one or more key personnel.
The growth and performance of our business depends to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of some of these individuals. We do not maintain key man insurance on the lives of any of our executive officers. Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business, and to plan effectively for succession.

Our expenses may increase significantly or our operations and ability to expand may be limited as a result of environmental and other regulations.
A variety of federal, provincial, state and local laws, rules and regulations, including local tax and accounting rules, apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Complying with revisions to laws, rules and regulations could result in an increase in expenses and a deterioration of our financial performance. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.
The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion.
Under some environmental laws, an owner or lessee of, or other person involved in, real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner, lessee or other person knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites, or at other sites on which we may conduct auctions, or properties that we may be selling by auction, from prior activities at these locations or from neighbouring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to claims arising from environmental contamination of any of these properties could harm our financial condition and results of operations.
There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from entering into commerce in the United States. If these restrictions, or changes to environmental laws, were to inhibit materially the ability of customers to ship equipment to or from our auction sites, they could reduce gross auction proceeds and harm our business.
International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce gross auction proceeds and harm our business, financial condition and results of operations.
Our insurance may be insufficient to cover losses that may occur as a result of our operations.
We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover all liability that we may incur. Our auctions generally involve the operation of large equipment close to a large number of people, and despite our focus on safe work practices, an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and our business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.

Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.
We maintain proprietary databases containing confidential personal information about our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.
Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.
We may not continue to pay regular cash dividends.
We declared and paid total quarterly cash dividends of $0.09 per outstanding common share in the first quarter of 2009. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant. We may be unable or may elect not to continue to declare and pay dividends, even if necessary financial conditions are met and sufficient cash is available for distribution.
Certain global conditions may affect our ability to conduct successful auctions.
Like most businesses with global operations, we are subject to the risk of certain global conditions, such as pandemics or other disease outbreaks, that could hinder our ability to conduct our scheduled auctions, or restrict our customers’ travel patterns or their desire to attend auctions. If this situation were to occur, we may not be able to generate sufficient equipment consignments to sustain our business or to attract enough bidders to our auctions to achieve world fair market values for the items we sell. This could harm our results of operations and financial condition.
The impact of the adoption of International Financial Reporting Standards (or IFRS) in 2011 is uncertain.
As a publicly accountable Canadian enterprise, we are required by the Canadian Accounting Standards Board to adopt IFRS beginning January 2011. We have not yet determined the full impact of the adoption of IFRS on our consolidated financial statements, or how our reported financial results will differ from those reported under current Canadian GAAP.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ritchie Bros. Auctioneers Incorporated
(Registrant)

Date: May 5, 2009	By:	/s/ Jeremy Black
Jeremy Black,
Corporate Secretary